UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

COUGAR BIOTECHNOLOGY, INC.

(Name of Issuer)

  Common Stock, par value $0.0001 per share
(Title of Class of Securities)

222083 10 7
(CUSIP Number)

Horizon BioMedical Ventures, LLC
Lindsay A. Rosenwald, M.D.
787 Seventh Avenue, 48th Floor
New York, New York 10019
 (212) 554 4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             June 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer.

This statement constitutes Amendment No. 5 to the Schedule 13D relating to the Common Shares, $0.0001 par value, (the “Shares”), of Cougar Biotechnology, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares jointly filed by Horizon BioMedical Ventures, LLC (“Horizon”), and Lindsay A. Rosenwald, M.D., on April 13, 2006, as amended by Amendment No. 2 filed on February 13, 2008, Amendment No. 3 filed on February 3, 2009 and Amendment No. 4 filed on June 2, 2009, on behalf of Horizon.  The Issuer did not file an Amendment No. 1 to the Schedule 13D relating to the Shares.  The address of Horizon’s principle executive offices is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

Item 5.  Interest in Securities of Issuer.

Items 5(a) and (b) are hereby amended as follows:

As of the date hereof, Horizon beneficially owns 3,184,903 Shares.  Dr. Rosenwald is the Managing Member of Horizon, and beneficially owns the 3,184,903 Shares held by Horizon.  These Shares constitute approximately 15.32% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement, dated May 21, 2009, among Issuer, Johnson & Johnson and Kite Merger Sub, Inc., that there were 20,791,368 shares of Issuer Common Stock issued and outstanding at the close of business on May 18, 2009.

Item 5(c) is hereby amended by inserting the following chart:

Date	Aggregate Number of Shares	Average Price per Share	Type
June 9, 2009	31,732[1]	$33.61[2]	Private Sale Transaction
June 9, 2009	32,751[1]	$33.61[2]	Private Sale Transaction
June 9, 2009	201,055[1]	$36.94[2]	Private Sale Transaction
June 9, 2009	10,000	$42.90	Open Market Sale

(1) Represents Shares underlying certain warrants.
(2) Net of exercise price.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 10, 2009

HORIZON BIOMEDICAL VENTURES, LLC

By:	/s/ Lindsay A. Rosenwald, M.D.
Name:	Lindsay A. Rosenwald, M.D.
Title:	Managing Member